UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RENTRAK CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

760174102

(CUSIP Number)

AUGUST 8, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 760174102

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). DISH NETWORK L.L.C. I.R.S. Employer Identification No. 84-1114039

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 700,000 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 700,000 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.91% (2)

12	Type of Reporting Person OO

(1)                                 In connection with certain commercial arrangements, amended as of August 8, 2012, between Rentrak Corporation (the “Issuer”) and DISH Network L.L.C. (“DNLLC”), an indirect wholly-owned subsidiary of DISH Network Corporation (“DISH”), the Issuer agreed, among other things, to issue a total of 700,000 shares of common stock, $0.001 par value per share, of the Issuer (“Shares”) to DNLLC.

(2)                                 The percentage is calculated (i) based on 11,141,781 Shares outstanding as of August 1, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed by the Issuer with the Securities and Exchange Commission on August 9, 2012, and (ii) after giving effect to the issuance of 700,000 Shares to DNLLC.

SCHEDULE 13G

CUSIP No. 760174102

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). DISH DBS CORPORATION I.R.S. Employer Identification No. 84-1328967

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 700,000 (3)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 700,000 (3)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.91% (4)

12	Type of Reporting Person HC-CO

(3)                                 Includes 700,000 Shares acquired by DNLLC.

(4)                                 The percentage is calculated (i) based on 11,141,781 Shares outstanding as of August 1, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed by the Issuer with the Securities and Exchange Commission on August 9, 2012, and (ii) after giving effect to the issuance of 700,000 Shares to DNLLC.

SCHEDULE 13G

CUSIP No. 760174102

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). DISH ORBITAL CORPORATION I.R.S. Employer Identification No. 84-1544987

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 700,000 (5)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 700,000 (5)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (5)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.91% (6)

12	Type of Reporting Person HC-CO

(5)                                 Includes 700,000 Shares acquired by DNLLC.

(6)                                 The percentage is calculated (i) based on 11,141,781 Shares outstanding as of August 1, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed by the Issuer with the Securities and Exchange Commission on August 9, 2012, and (ii) after giving effect to the issuance of 700,000 Shares to DNLLC.

SCHEDULE 13G

CUSIP No. 760174102

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). DISH NETWORK CORPORATION I.R.S. Employer Identification No. 88-0336997

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 700,000 (7)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 700,000 (7)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (7)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.91% (8)

12	Type of Reporting Person HC-CO

(7)                                 Includes 700,000 Shares acquired by DNLLC.

(8)                                 The percentage is calculated (i) based on 11,141,781 Shares outstanding as of August 1, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed by the Issuer with the Securities and Exchange Commission on August 9, 2012, and (ii) after giving effect to the issuance of 700,000 Shares to DNLLC.

SCHEDULE 13G

CUSIP No. 760174102

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). Charles W. Ergen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 700,000 (9)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 700,000 (9)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (9)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 5.91% (10)

12	Type of Reporting Person IN

(9)                                 Includes 700,000 Shares acquired by DNLLC.  A substantial majority of the voting power of the shares of DISH is owned beneficially by Charles W. Ergen or by certain trusts established by Mr. Ergen for the benefit of his family.

(10)                          The percentage is calculated (i) based on 11,141,781 Shares outstanding as of August 1, 2012, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012 filed by the Issuer with the Securities and Exchange Commission on August 9, 2012, and (ii) after giving effect to the issuance of 700,000 Shares to DNLLC.

SCHEDULE 13G

CUSIP No. 760174102

Item 1(a)	Name of Issuer: Rentrak Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices: 7700 NE Ambassador Place Portland, Oregon 97220

Item 2(a)

Name of Person Filing:
DISH Network L.L.C.

DISH DBS Corporation

DISH Orbital Corporation

DISH Network Corporation

Charles W. Ergen (“Mr. Ergen” and, together with DNLLC, DISH DBS Corporation (“DDBS”), DISH Orbital Corporation (“DOC”) and DISH, the “Reporting Persons”)

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Items 2(b), (c)

Address of Principal Business Office or, if none, Residence; Citizenship of Reporting Persons
The principal business address of DNLLC is 9601 South Meridian Boulevard, Englewood, Colorado 80112.  DNLLC is a Colorado limited liability company.

The principal business address of DDBS is 9601 South Meridian Boulevard, Englewood, Colorado 80112.  DDBS is a Colorado corporation.

The principal business address of DOC is 9601 South Meridian Boulevard, Englewood, Colorado 80112.  DOC is a Colorado corporation.

The principal business address of DISH is 9601 South Meridian Boulevard, Englewood, Colorado 80112.  DISH is a Nevada corporation.

The principal business address of Mr. Ergen is 9601 S. Meridian Boulevard, Englewood, Colorado 80112.  Mr. Ergen is a citizen of the United States.

Item 2(d)	Title of Class of Securities: Common Stock, $0.001 Par Value Per Share
Item 2(e)	CUSIP Number: 760174102

Item 3.	Statement filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c): Not applicable.

SCHEDULE 13G

CUSIP No. 760174102

Item 4.	Ownership
(a) Amount beneficially owned: DNLLC: 700,000 DDBS: 700,000 DOC: 700,000 DISH: 700,000 Mr. Ergen: 700,000
(b) Percent of class: DNLLC: 5.91% DDBS: 5.91% DOC: 5.91% DISH: 5.91% Mr. Ergen: 5.91%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: DNLLC: 700,000 DDBS: 700,000 DOC: 700,000 DISH: 700,000 Mr. Ergen: 700,000
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: DNLLC: 700,000 DDBS: 700,000 DOC: 700,000 DISH: 700,000 Mr. Ergen: 700,000
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

SCHEDULE 13G

CUSIP No. 760174102

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2012

DISH NETWORK L.L.C.

By:	/s/ R. Stanton Dodge
	Name:	R. Stanton Dodge
	Title:	Executive Vice President, General Counsel and Secretary

DISH DBS CORPORATION

By:	/s/ R. Stanton Dodge
	Name:	R. Stanton Dodge
	Title:	Executive Vice President, General Counsel and Secretary

DISH ORBITAL CORPORATION

By:	/s/ R. Stanton Dodge
	Name:	R. Stanton Dodge
	Title:	Executive Vice President, General Counsel and Secretary

DISH NETWORK CORPORATION

By:	/s/ R. Stanton Dodge
	Name:	R. Stanton Dodge
	Title:	Executive Vice President, General Counsel and Secretary

Charles W. Ergen

/s/ Charles W. Ergen
Name: Charles W. Ergen

INDEX TO EXHIBITS

Exhibit 99.1                              Joint Filing Agreement

Exhibit 99.2                              Item 7 Information